FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2004
                 ----------------

Commission File Number  0-29382
                       ---------

                          Minefinders Corporation Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F           Form 40-F X
                                                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com

                              N E W S R E L E A S E

                                                                  April 22, 2004


MINEFINDERS CORPORATION REPORTS SUMMARY OF ACTIVITIES AND FINANCIAL RESULTS FOR 2003


VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) reports its financial results for the year ended December 31, 2003.

Summary of 2003 Activities

During 2003, the Company spent $9.8 million in exploration and development costs, primarily directed to its 100% owned Dolores gold and silver project, located in Chihuahua, Mexico. Ongoing drilling at Dolores included an additional 110 holes, totaling 59,000 meters, for resource definition and new exploration adjacent to, and beneath, the main zone deposit. In addition, the Company and its outside consulting engineers continued work on the Dolores feasibility studies and mine development permitting, including resource modeling, metallurgical testing, geotechnical engineering, mine engineering and scheduling, process engineering and environmental studies.

On June 5, 2003, the Company reported revisions to resource estimates at the Dolores project, incorporating results through the first quarter of 2003. Measured and indicated resources increased by 18.6% from previous estimates. Using a cutoff grade of 0.3 grams of gold and gold-equivalent silver mineralization per tonne, the total measured and indicated resource, as at June 5, 2003, amounted to 84.8 million tonnes of material containing 2.33 million ounces of gold and 116.2 million ounces of silver. These resource estimates were prepared in compliance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators, which may differ in material respects from the requirements of the United States Securities and Exchange Commission. An updated resource estimation model, incorporating definition drill results through the first quarter of 2004, is in progress and will be incorporated into the final mine plan and feasibility study, which will determine the portion of this resource that can be economically mined.

In 2003, the Company also conducted extensive drilling and field-work on its Northern Sonora, Mexico projects, at a cost of $1.1 million. Results of a 20-hole drill program at La Bolsa included higher-grade mineralization than that generally found within the previously-known resource. Drill results on other targets produced some encouraging results and follow-up work is planned for 2004.

On February 5, 2003, the Company's shares commenced trading on the American Stock Exchange, under the symbol "MFN". The Company's shares continue to trade on the Toronto Stock Exchange under the symbol "MFL".

2003 Financial Highlights

At December 31, 2003, the Company had cash and cash equivalents of $59.2 million, compared with $9.4 million at December 31, 2002. The increase in liquidity is primarily attributable to two securities placements - 2.6 million shares at $7.00 in February 2003, and 4 million shares at $11.00 in December 2003. The Company is well-funded to carry on its 2004 exploration and development plans at Dolores and at its mineral properties in Northern Sonora, Mexico and in Nevada.

For the year ended December 31, 2003, the Company had a net loss of $4.8 million ($0.15 per share), compared with a net loss of $2.8 million ($0.11 per share) for 2002. The increase in net loss reflects increased administrative costs incurred in 2003, associated with increased corporate relations activities and compliance costs following the Company's AMEX listing, and an increase in overall corporate support for the Dolores project, as development continued towards completion of a bankable feasibility study. The loss included a writedown in property and deferred development amounts of $1.5 million, relating to certain properties in Mexico and the United States, compared with $0.8 million the prior year, and also included a non-cash charge of $0.9 million in respect of stock-based compensation. The Company's total exploration and development costs in 2003 were $9.8 million, compared with $7.1 million for 2002. Expenditures in 2003 also included a non-cash charge for stock based compensation of $1.5 million, compared with $1.7 million in 2002. The Company adopted the policy of recognizing stock-based compensation, in accordance with Canadian generally accepted accounting principles, effective January 1, 2002.

This summary of financial highlights should be read in conjunction with the Company's 2003 audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Annual General Meeting

The Annual General Meeting of Minefinders Corporation Ltd. will be held at 2:00 pm Thursday June 10, 2004 in the Ambleside Room, Vancouver Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver, B.C. V6E 4R5.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.


Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the exploration and development of the Company's mineral properties are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                  Minefinders Corporation Ltd.
                                  (An Exploration Stage Company)
                                  Consolidated Financial Statements
                                  (Expressed in thousands of Canadian Dollars)
                                  For the years ended December 31, 2003 and 2002

                                  Minefinders Corporation Ltd.
                                  (An Exploration Stage Company)
                                  Consolidated Financial Statements
                                  (Expressed in thousands of Canadian Dollars)
                                  For the years ended December 31, 2003 and 2002




                                                                        Contents


Auditors' Report                                                        2

Consolidated Financial Statements

    Balance Sheets                                                      3

    Statements of Loss and Deficit                                      4

    Statements of Cash Flows                                            5

    Statements of Mineral Properties and Deferred Exploration Costs     6

    Summary of Significant Accounting Policies                          7 - 10

    Notes to the Financial Statements                                   11 - 22

                                                                Auditors' Report


To the Shareholders of
Minefinders Corporation Ltd.


We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2003 and 2002 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ "BDO DunWoody LLP"

Chartered Accountants

Vancouver, Canada
March 12, 2004

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                    (Expressed in thousands of Canadian Dollars)

December 31                                                                           2003           2002
------------------------------------------------------------------------------------------------------------------


Assets

Current

    Cash and cash equivalents (Note 2)                                    $         59,221  $         9,372
    Receivables                                                                         36               36
    Prepaid expenses                                                                    92              129
------------------------------------------------------------------------------------------------------------------
                                                                                    59,349            9,537


Mineral properties and deferred exploration

  costs (Note 3)                                                                    44,754           36,232
Equipment (Note 4)                                                                     145              131
------------------------------------------------------------------------------------------------------------------

                                                                          $        104,248  $        45,900
------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities

Current
    Accounts payable and accrued liabilities                               $        1,034    $          896
------------------------------------------------------------------------------------------------------------------

Shareholders' equity
    Capital stock (Note 5)                                                         117,381            56,793
    Contributed surplus (Note 8)                                                     4,637             2,258
    Deficit accumulated in the exploration stage                                  (18,804)          (14,047)
------------------------------------------------------------------------------------------------------------------
                                                                                   103,214           45,004
------------------------------------------------------------------------------------------------------------------
                                                                           $       104,248   $       45,900
------------------------------------------------------------------------------------------------------------------


Approved by the Board of Directors:


/s/ "H. Leo King"                                   Director
-----------------------------------------------



/s/ "Paul C. MacNeill"                              Director
-----------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
             (Expressed in thousands of Canadian Dollars, except per share data)

For the years ended December 31                                      2003           2002                2001
------------------------------------------------------------------------------------------------------------------


Administrative costs
    Accounting and auditing                            $             200  $            127  $            76
    Amortization                                                      16                 5                1
    Consulting (Note 8)                                            1,105               815              178
    Corporate relations                                              745               409               61
    Legal                                                            420               310              180
    Office services and expenses                                     424               245              165
    Shareholder reports and filing fees                              413                93               89
    Travel                                                            86               116               50
------------------------------------------------------------------------------------------------------------------
                                                                   3,409             2,120              800

Other operating items
    Write-off of mineral properties and deferred
      exploration costs                                            1,479               766              502
------------------------------------------------------------------------------------------------------------------
Loss from operations                                             (4,888)           (2,886)          (1,302)

Investment and other items
    Foreign exchange (loss) gain                                   (425)             (53)                 2
    (Loss) gain on sale of assets                                    (1)                3                 -
    Interest income                                                  557              182                17
------------------------------------------------------------------------------------------------------------------
Net loss for the year                                            (4,757)           (2,754)          (1,283)

Deficit accumulated in the exploration stage,
  beginning of year                                             (14,047)          (11,293)         (10,010)
------------------------------------------------------------------------------------------------------------------
Deficit accumulated in the exploration stage,
  end of year                                          $        (18,804)  $       (14,047)  $      (11,293)
------------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                     $          (0.15)  $         (0.11)  $        (0.07)
------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                           31,491,892       25,280,665         19,129,452
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                    (Expressed in thousands of Canadian Dollars)

For the years ended December 31                                   2003              2002                2001
------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
    Net loss for the year                                      $(4,757)        $  (2,754)        $  (1,283)
    Items not involving cash
        Amortization                                                  16                 5                1
        Loss (gain) on sale of asset                                   1               (3)                -
        Write-off of mineral properties and
          deferred exploration costs                               1,479               766              502
        Stock option compensation                                    851               573                -

    Net change in non-cash working
      capital balances

       Receivables                                                     -              (15)               (3)
       Prepaid expenses                                               37              (88)              (37)
       Accounts payable and accrued liabilities                      138              126              (109)
------------------------------------------------------------------------------------------------------------------
                                                                  (2,235)          (1,390)             (929)
------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities

    Mineral properties and exploration costs                      (8,386)          (4,393)

    (1,523)
    Purchase of equipment                                           (118)            (106)              (1)
    Proceeds from disposal of capital assets                           -                7             -
------------------------------------------------------------------------------------------------------------------

                                                                  (8,504)           (4,492)          (1,524)
------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities
     Net proceeds on issuance of common shares

       and subscriptions received                                 60,588            14,779            1,964
------------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash                                       49,849             8,897              (489)

Cash and cash equivalents, beginning of year                       9,372               475               964
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $          59,221  $         9,372   $            475
------------------------------------------------------------------------------------------------------------------
Supplemental Information

     Interest and taxes paid                           $               -  $              -  $              -

     Non-cash investing and financing activities:
      Amortization of equipment included in
        deferred exploration costs                     $              87  $             41  $             23
      Stock option compensation (Note 8)               $           2,379  $          2,258  $              -
      Issuance of common shares for share
        issuance costs                                 $               -  $              -  $             50
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                    (Expressed in thousands of Canadian Dollars)

For the years ended December 31                                    2003             2002                2001
------------------------------------------------------------------------------------------------------------------


Mineral properties                                     $              182  $           203  $           195
------------------------------------------------------------------------------------------------------------------
Deferred exploration costs

    Assaying                                                          888              370               97
    Amortization                                                       87               41               23
    Communication and delivery                                        140               64               59
    Drilling and trenching                                          3,716            2,267                -
    Environmental                                                      31                1               13
    Geophysical surveying and mapping                                  85               66               13
    Legal:  mineral properties                                         42               28                9
    Licenses and recording fees                                       540              613              453
    Metallurgical                                                     201                4                -
    Engineering/feasibility study                                     278               21                4
    Road building                                                     161               55                12
    Supplies                                                          201              133               40
     Taxes                                                            379              388              112
    Technical and professional services                             1,351            1,217              582
    Other non-cash professional services (Note 8)                   1,528            1,685                -
    Travel                                                            191              140               46
------------------------------------------------------------------------------------------------------------------
                                                                    9,819            7,093            1,463
------------------------------------------------------------------------------------------------------------------

Gross mineral properties and deferred exploration
  costs                                                            10,001            7,296            1,658

Less: costs paid by joint venturer                                      -            (521)                -
------------------------------------------------------------------------------------------------------------------
Mineral properties and deferred exploration

 costs during the year                                             10,001            6,775            1,658

Balance, beginning of year                                         36,232           30,223           29,067


Less:      Write-off of mineral properties

           and deferred exploration costs (Note 3)                (1,479)            (766)             (502)
------------------------------------------------------------------------------------------------------------------
Balance, end of year (Note 3)                                       $ 44,754         $  36,232         $ 30,223
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Basis of Consolidation

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

     The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is a long-term expectation that the net carrying amount of these capitalized exploration costs will not be recovered. During the year ended December 31, 2003, the Company wrote-off $1,479 (2002 - $766; 2001 - $502) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

     Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Equipment

     Equipment is carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was recognized during the years covered by these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Foreign Exchange Translation

     The Company's functional currency is the Canadian dollar. The Company conducts a majority of its business in Mexico and the U.S.A. through its subsidiaries in United States dollars and Mexican Pesos. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

     Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these consolidated financial statements are as follows:

                           2003              2002                2001
--------------------------------------------------------------------------------

US Dollar
Year end                   0.7713         0.6370              0.6285
Average                    0.7135         0.6343              0.6456

Mexican Peso
Year end                    8.696             6.135            5,744
Average                     7.686             6.596            6.018

Loss Per Share

     The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

     Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 2,950,000 (2002 - 3,232,604; 2001 - 5,191,091) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Financial Instruments

     The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

     Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

                           2003                        2002
----------------------------------------------------------------------
                 Financial      Financial     Financial     Financial
                    Assets    Liabilities        Assets   Liabilities
----------------------------------------------------------------------

US dollar     $      2,073  $        705  $      1,428  $        691
Mexican peso           935            67           270            84
----------------------------------------------------------------------

              $      3,008  $        772  $      1,698  $        775
----------------------------------------------------------------------


Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and redeemable short-term deposits.

Estimates and Assumptions

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

     The  Company  has  determined  that  it  has  one  business  segment,   the
     exploration   and  development  of  mineral   properties.   Information  by
     geographical area is as disclosed in Notes 3 and 4.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Stock Options

     The Company follows the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as in Note 8. Consequently, the Company records no compensation expense when options are granted to employees.


     The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model is charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.


Income Taxes

     Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.


Reclassifications

     Certain prior year figures have been reclassified to conform to the current year's presentation including the reclassification of Mexican value added taxes ("IVA") recoverable from Accounts Receivable to Mineral Properties and Deferred Exploration Costs. IVA recoverable from 2002 and prior years reclassified in 2002 totalled $500. Additionally, the Company has included short term deposits of $7,140 at December 31, 2002 with cash and cash equivalents.

     The effect of both of these reclassifications has been retroactively reflected in the Consolidated Statements of Cash Flows.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   Nature of Business

     The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2003 and 2002, the Company was considered an exploration stage company.

     These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production.

     The Company expects to complete the feasibility study on its Dolores mineral property in Mexico in 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Upon receipt of necessary permits and funding, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

2.   Cash and Cash Equivalents

     The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 6, 2004 to December 12, 2004, unless redeemed earlier at the Company's option. Interest income is earned at a weighted average rate of prime less 2.46%.

3.   Mineral Properties and Deferred Exploration Costs

                                                                 Deferred
                                        Mineral                 Exploration
                                       Properties                   Costs            2003            2002
                                    ---------------------------------------------------------------------
      Mexico

         Dolores Property           $        10,766    $           26,051 $         36,817  $        29,184
         Northern Sonora                        273                 4,042            4,315            3,166
         La Reserva/El Correo                    78                 2,042            2,120            1,978
         Other                                   77                   444              521              791
                                    ------------------------------------------------------------------------
                                             11,194                32,579           43,773           35,119

      United States                             324                   657              981            1,113
                                    -----------------------------------------------------------------------

                                    $     11,518       $          33,236  $         44,754  $        36,232
                                    -----------------------------------------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

     For the year ended December 31, 2003, the Company wrote off $1,479 (2002 - $766; 2001 - $502) allocated as follows: in respect of its Nevada properties - $295; in respect of its Northern Sonora properties - $46; in respect of its other properties - $1,138, of which $859 related to its El Malacate property. For the year ended December 31, 2002, the Company wrote down its Oro Blanco property in the amount of $608. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $333 in respect of a reduction in the claim area on all US projects except the Clear property. Amounts written off in respect of general exploration costs totaled $158 and $169 during the year ended December 31, 2002 and 2001, respectively.

     Mineral properties and related deferred exploration costs consist of the following:

     Mexican Properties

     Dolores Property

     The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of US$450 payable in quarterly instalments of US$25. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

     Northern Sonora Properties

     The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25, which have been paid for 2003, 2002 and 2001. Should a mine be put in production on the properties, a one-time payment of US$500 is due to one landowner. Another landowner is to be paid US$350 for the first mine put into production on his property and US$250 is to be paid for any additional mines put into production.

     On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250 was spent. Placer reimbursed costs in the amount of $521 in 2002 (2001 - $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project. In 2003 the El Malacate project was written off.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

     La Reserva/El Correo

     In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

     In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2003, the Company is current with its surface rights payments.

     Other Properties

     The Company has title to eight additional claims in Zacatecas, Mexico.

     United States Properties

     Nevada Properties

     The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

     The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150 by April 2001. At December 31, 2003, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

     The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.


     The Company wrote off the Dottie property in 2003 in the amount of $295.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

4.   Equipment

                                                         2003                                       2002
                        ------------------------------------------------------------------------------------
                                        Accumulated     Net Book                  Accumulated      Net Book
                               Cost    Amortization       Value          Cost    Amortization         Value
                        ------------------------------------------------------------------------------------
        Exploration

          equipment       $       45   $         32 $         13     $     43       $      29  $         14
        Office furniture
          and equipment          235            155           80          120              77            43
        Vehicles                 280            228           52          280             206            74
                        ------------------------------------------------------------------------------------
                          $      560   $        415  $       145     $    443            $312  $        131
                        ------------------------------------------------------------------------------------


     The Company's equipment is segmented by geographical area as follows:


                                                  2003              2002
                                           -------------------------------------

      Mexico                                    $   36          $    44
      United States                                 45               55
      Canada                                        64               32
                                           -------------------------------------
                                                $  145          $   131
                                           -------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock

     Authorized
         Unlimited common shares, no par value
     Issued
         Common shares


                                                                                     Issued               Amount
                                                                         ----------------------------------------

Balance, January, 2001                                                         17,031,527               $ 38,930

Issued during the year:
For cash

  Private placements (net of issue costs of $179)                                3,051,723                 2,911
  Exercise of warrants                                                             150,000                   173

                                                                         ----------------------------------------

Balance, December 31, 2001                                                     20,233,250                 42,014
For cash
  Private placement in April (net of issue costs of $746)                        4,400,000                 9,374
  Exercise of stock options                                                      1,778,000                 3,083
  Exercise of warrants                                                           2,000,487                 2,322
                                                                         ----------------------------------------

Balance, December 31, 2002                                                     28,411,737                 56,793

Private placement in February (net of issue costs of $1,185)                     2,587,500                16,927
Private placement in December (net of issue costs of $2,524)                     4,000,000                41,476
Exercise of warrants                                                               353,104                   494
Exercise of stock options                                                          769,500                 1,691

                                                                         ----------------------------------------
Balance, December 31, 2003                                                     36,121,841              $ 117,381
                                                                         ----------------------------------------

     (a) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement.

          During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $123 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

     (b)  Stock Options

          In 2003, the shareholders approved a stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan are not to exceed 1,110,138. 650,000 options were granted pursuant to the 2003 Plan in 2003, and an additional 200,000 granted pursuant to a former plan. The total options remaining to be granted pursuant to all approved stock option plans is 460,986. The term of options granted under the 2003 Plan cannot exceed 5 years. The vesting of each option is determined by the Board of Directors and the exercise price is at the fair market value of the Company's shares at the date of grant.

          The following table summarized the changes in stock options during the years:

                                                                     Weighted
                                                   Number             Average
                                                   of Options     Exercise Price
                                                --------------------------------

         Outstanding at January 1, 2001            2,407,500         $    1.54
           Granted                                   430,000              1.50
                                                --------------------------------
         Outstanding at December 31, 2001          2,837,500              1.53
           Granted                                 1,820,000              5.10
           Exercised                              (1,778,000)             1.73
                                                --------------------------------
         Outstanding at December 31, 2002          2,879,500              3.66
           Granted                                   850,000             10.50
           Cancelled                                 (10,000)             6.15
           Exercised                                (769,500)             2.20
                                                --------------------------------
         Outstanding at December 31, 2003          2,950,000         $    6.01
                                                --------------------------------


          All options granted and outstanding during the years were fully exercisable on the various grant dates except: 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002; 20,000 options with an exercise price of $6.15 which vested in 5,000 option increments over a one year period (of which 10,000 were cancelled during the year); and 50,000 options granted on July 1, 2003 at $8.08 which vested 25,000 immediately and 25,000 after six months. The fair value of options granted during 2003 was $3.75 (2002 - $1.88) per option.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

          At December 31, 2003, the following stock options were outstanding:

                   Number          Exercise Price            Expiry Date
       -------------------------------------------------------------------------

                  285,000              $ 1.10                June 19, 2005
                   40,000              $ 1.05                December 7, 2005
                  230,000              $ 1.50                November 7, 2006
                  595,000              $ 3.30                April 17, 2007
                  950,000              $ 6.45                November 23, 2007
                   50,000              $ 8.08                July 1, 2008
                  800,000              $ 10.65               September 26, 2008
       -------------------------------------------------------------------------
              2,950,000
       -------------------


          Subsequent to December 31, 2003, 205,000 options were exercised at a weighted average price of $3.60 for gross proceeds of $738.


     (c) The following table summarizes whole warrant activities during the year:


                                                   Number       Weighted Average
                                                   of Warrants    Exercise Price
                                                 -------------------------------

         Outstanding at January 1, 2001            1,315,408      $  1.20
           Issued                                  2,300,683         1.18
           Exercised                                (150,000)        1.15
           Expired                                (1,112,500)        1.50
                                                 -------------------------------
         Outstanding at December 31, 2001          2,353,591         1.20
           Exercised                              (2,000,487)        1.16
                                                 -------------------------------
         Outstanding at December 31, 2002            353,104         1.40
           Exercised                                (353,104)        1.40
                                                 -------------------------------
         Outstanding at December 31, 2003                  -       $    -
                                                 -------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

     a. The Company was charged for administrative and geological services by two officers as follows:



                           Year                    Amount
                           ------------------------------------------

                           2003                     $     379
                           2002                     $     378
                           2001                     $     323



     (b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

                           Year                     Amount
                           -----------------------------------------

                           2003                     $     253
                           2002                     $     350
                           2001                     $     140

     Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

7.   Income Taxes

     The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:


                                                                                    2003               2002
                                                                           ----------------------------------
      Tax loss carryforwards                                               $         6,800     $       5,914
      Equipment                                                                          9                 9
      Mineral properties and deferred exploration costs                            (2,500)           (1,956)
      Undeducted financing costs                                                     1,249               293
      Valuation allowance                                                          (5,558)            (4,260)
                                                                           ----------------------------------
                                                                           $             -     $           -
                                                                           ----------------------------------


     The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

                                                                      2003           2002               2001
                                                            ------------------------------------------------
      Benefit at Canadian statutory rates                   $       (1,694)  $     (1,033)     $       (572)
      Effect of difference in foreign tax rates                         26              32               67
      Non-deductible expenses                                            3             143              183
      Undeducted stock option compensation                             847             850                -
      Effect of tax rate changes on future income taxes                126             568                -
      Increase (decrease) in valuation allowance                       692           (560)              322
                                                            -----------------------------------------------
                                                            $            -   $           -     $          -
                                                            ------------------------------------------------


     The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) is reflected in current income. If and when the valuation allowance relating to undeducted financing costs is reversed, the Company will recognize this benefit as an increase in capital stock.


     The Company has approximately $26,789 (2002 - $18,800) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $18,100 (2002 - $16,100) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $216 (2002 - $216).

     The tax benefit of net operating losses carried forward and the associated valuation allowance was reduced by $350 representing the tax effect of losses which expired in 2003.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

8.   Stock-Based Compensation

     The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees. On July 1, 2003, the Company granted 50,000 stock options (of which 25,000 vest immediately, and 25,000 vested six months from the grant date) with an exercise price of $8.08. On September 26, 2003 the Company granted 800,000 stock options with an exercise price of $10.65.

     On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

                                                                 2003       2002
                                                              ------------------
         Risk-free rate                                           5%         5%
         Dividend yield                                          nil        nil
         Volatility factor of the expected market price
           of the Company's common shares                        50%        60%
         Weighted average expected life of the options (months)  30         30

     For the year ended December 31, 2003, the compensation costs for stock options granted to non-employees which were expensed were $851 (2002 - $573) and $1,528 (2002 - $1,685) was capitalized to mineral properties and deferred exploration costs. The combined amount $2,379 (2002 - $2,258) was credited to contributed surplus.

     The following is the pro-forma net loss of the Company with the fair value applied to options granted to employees (using the same assumptions as above for non-employees) during the year:

                                                          2003          2002
                                                --------------------------------

         Net loss for the year                           $ (4,757)      $(2,754)

         Compensation expense relating to
          the fair value of employee stock
          options                                            (746)       (1,168)
                                                --------------------------------
         Pro forma net loss for the year                 $ (5,503)      $(3,922)
                                                --------------------------------

         Net loss per common share - basic
           and diluted
            - as reported                                $  (0.15)       $(0.11)
                                                --------------------------------
            - pro forma                                 $   (0.17)       $(0.16)
                                                --------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------


9.   United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

     (a)  Mineral Exploration Expenditures

          Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures (excluding IVA recoverable of $379, $388 and $112 included in deferred exploration costs under Canadian GAAP) be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date (exclusive of taxes) would be charged to the Statement of Loss and Deficit.

     (b)  Stock option compensation

          Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

          Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.


          Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $134;). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   United States Generally Accepted Accounting Principles - Continued

                                                                                                     2001
                                                                                                    ------

       Risk-free interest rate                                                               2.65 to 3.12%
       Dividend yield                                                                                 Nil%
       Volatility factor of the expected market price of the Company's
         common shares                                                                                 80%
       Weighted-average expected life of the options (months)                                           31



     The impact of the above on the consolidated financial statements is as follows:

                                                                 2003              2002                 2001
                                                       ------------------------------------------------------

      Net loss per Canadian GAAP                       $        (4,757)    $        (2,754) $        (1,283)

      Adjustments related to:
         Mineral exploration expenses (a)                       (8,143)             (5,621)          (1,044)
         Stock option compensation (b)                                -                  -             (134)
                                                       ------------------------------------------------------
      Net loss per US GAAP                             $       (12,900)    $        (8,375) $        (2,461)
                                                       ------------------------------------------------------

      Loss per share per US GAAP
         Basic and diluted                             $         (0.41)    $        (0.33)  $         (0.13)
                                                       ------------------------------------------------------


      Shareholders' equity per Canadian GAAP           $    103,214        $       45,004   $        30,721

      Adjustments related to:
         Mineral exploration expenses (a)                      (43,875)            (35,732)         (30,111)
                                                       ------------------------------------------------------
      Shareholders' equity per US GAAP                 $        59,339     $        9,272   $           610
                                                       ------------------------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   United States Generally Accepted Accounting Principles - Continued

     (c)  New Accounting Pronouncements

          In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows:
          (a) for interests in special-purpose entities: periods ended after December 15, 2003; and (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) for all VIEs created after January 31, 2003, FIN 46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

          The implementation of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

          On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) mandatorily redeemable instruments b) financial instruments to repurchase an entity's own equity instruments c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

          The implementation of this new standard did not have a material effect on the Company's consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended December 31, 2003 compared with the years ended December 31, 2002 and December 31, 2001. Unless otherwise stated, information is current to March 31, 2004. All amounts in this discussion are stated in Canadian dollars.

Introduction

This discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") (see Summary of Significant Accounting Polices and Note 1 to the consolidated financial statements). These principles differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). Differences between GAAP and US GAAP applicable to the Company are described in
Note 9 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Information Form.

The Company is engaged in the exploration and development of mineral properties, primarily in Mexico and the United States, and measures its success through the expansion of its mineral resources at a reasonable finding cost and obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate recurring negative cash flows from operations and losses. Despite the loss for the year from operations, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company noted in a press release issued June 5, 2003 that its new resource model demonstrates an increase in contained gold of 34% in the measured resource category and of 27% in the combined measured and indicated resource category. During the fiscal year ended December 31, 2003, the Company was also successful in raising more than $60 million in new equity funding to support an anticipated production decision on the Dolores project, following what the Company expects will be a positive feasibility study. Management believes that these are significant milestones for the Company as it advances its Dolores project to the mine development stage. The Company also broadened its exploration activities to include new drilling at its La Bolsa property and in Northern Sonora, and staked additional claims in nearby areas considered to be highly prospective.

The Company believes it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has a growing and economic mineral resource at Dolores. The gold market continued to strengthen through 2002 and 2003, creating opportunities to obtain funding to advance the Company's resource properties. The price of gold improved from $278 per ounce in December 2001, to $347 per ounce in December 2002, to $417 in December 2003 and reached $428 on March 31, 2004. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and reached $7.93 on March 31, 2004. The market price for the Company's securities also increased during these periods as a result of commodity price increases and successful expansion of its in situ gold and silver resources, despite the fact it has no production or operating income. It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations.

Operating Activities

The Company recorded a net loss for 2003 of $4.8 million ($0.15 per share), compared with $2.8 million in 2002 ($0.11 per share) and $1.3 million in 2001 ($0.07 per share). Net losses were affected by higher administration costs in 2003 and a write-off of mineral properties and related exploration costs, and were partly offset by higher interest income earned on cash balances.

Administration costs increased from $2.1 million in 2002 to $3.4 million in 2003 (2001 - $0.8 million) due to several factors. Corporate relations expenditures increased to $0.7 million in 2003 from $0.4 million in 2002 to broaden the Company's outreach to new investors, which included a significant new investor base in the United States as a consequence of listing on the American Stock Exchange ("AMEX") in January 2003. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $0.6 million from $0.4 million in 2002 to comply with increased regulatory requirements in the United States and to a lesser extent, in Canada. Consulting fees increased, mainly as a result of non-cash compensation expenses of $0.9 million in 2003 (2002 - $0.6 million) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. Effective January 1, 2002, GAAP requires that the Company record as a compensation expense the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used the Black-Scholes option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest income increased to $0.6 million in 2003 (2002 - $0.2 million; 2001 - $0.02 million) due to a higher treasury balance throughout most of 2003 compared with 2002, and offset by a decline in interest rates. Cash and cash equivalents were $59.2 million at December 31, 2003 compared with $9.4 million a year earlier. Interest income in 2002 was higher than in 2001, due to a higher treasury balance.

Summary of Quarterly Results

Net loss by quarter
(000's)
                           Qu-1        Qu-2       Qu-3        Qu-4          Year
--------------------------------------------------------------------------------
2003
Net loss excluding
write-down                $1,040       $453       $945        $ 840       $3,278
Write-down of mineral
properties                    35         27         46        1,371        1,479

--------------------------------------------------------------------------------
Net loss                  $1,075       $480       $991       $2,211       $4,757

--------------------------------------------------------------------------------
2002
Net loss excluding
write-down                  $281       $697       $147        $ 863       $1,988
Write-down of mineral
properties                    50        139        155          422          766

--------------------------------------------------------------------------------
Net loss                   $331        $836       $302       $1,285       $2,754

--------------------------------------------------------------------------------

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $0.3 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2002 and $0.9 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company's registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs recorded in that period (2003 Qu4 - $1.4 million; 2002 Qu4 - $0.4 million).

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars or Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2003, the Company recorded a loss of $0.4 million, while in 2002 a loss of $0.05 million was recorded. The loss increased in 2003 because net financial assets denominated in foreign currencies were greater in

2003 ($2.2 million) than in 2002 ($0.9 million) and during 2003 the US dollar decreased 19% and the Mexican peso decreased 29% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in these foreign currencies, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but historically has incurred the majority of its exploration costs in foreign currencies. In the future, the Company expects that certain significant expenditures in developing a mine at Dolores will be also be denominated in these foreign currencies. Once mine development costs are known and purchase commitments made, the Company may acquire foreign currencies directly or through derivative positions, to lock-in these costs in Canadian funds, if it believes it is prudent to do so.

The Company has placed its cash and cash equivalents in liquid renewable bank instruments which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2003 to $10.0 million from $6.8 million in 2002 and $1.7 million in 2001. The increased activity reflects the Company's access to additional funding from investors after 2001, due to the improvement in silver and gold prices. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. An updated resource model was provided by the Company during the year. Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, as at June 5, 2003, amounted to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 110 holes, totaling 59,384 meters of drilling, were completed in the most recent drill program at Dolores, which began in June, 2002. Expenditures on drilling and trenching increased from $2.3 million in 2002 to $3.7 million in 2003, with most of the work conducted at Dolores. Assaying of drill core and cuttings cost $0.9 million, compared with $0.4 million in 2002. Technical and professional services, for engineering work, metallurgical testing, reserve computation, mine planning, geological staffing and related work amounted to $1.4 million in 2003 (2002: $1.2 million; 2001: $0.6 million). The increase in engineering and feasibility study costs to $0.3 million in 2003 was attributable to the commencement of feasibility study work in February, 2003. Other non-cash costs (2003 - $1.5 million; 2002 - $1.7 million) relate to the valuation of stock option awards, mainly to geological consulting staff, whose compensation is capitalized to the related mineral property being explored.

The Dolores feasibility study is expected to be completed in the first half of 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming these permits and funding are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The Company also conducted extensive drilling and field work on its Northern Sonora projects in 2003 at a cost of $1.1 million. Results of a 20-hole drill program at La Bolsa included higher grade mineralization than generally found within the known resource. Drill results on other targets produced some encouraging results and follow-up work is planned for 2004.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company is assessing its land package in Northern Sonora with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, the Company wrote off the balance of mineral property and deferred exploration costs relating to its Dottie project in Nevada ($0.2 million) and its El Malacate project in Northern Sonora, Mexico ($0.9 million), which significantly contributed to an overall write-down of $1.5 million in 2003 compared with $0.8 million in 2002 (2001 - $0.5 million).

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary difference between GAAP and US GAAP for the Company is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs recognized under GAAP, in each of those years. Adjustments for stock-based compensation also affected the US GAAP reconciliation for 2001. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $58.3 million, an increase of $49.7 million from December 31, 2002. The most significant component of the change in working capital was the increase in cash and cash equivalents by $49.8 million over 2002 ($9.4 million). Payables also increased from 2002 in response to increased exploration activities.

The increase in cash and cash equivalents resulted primarily from funds received from a brokered placement of 2.6 million shares for net proceeds (after costs of $1.2 million) of $16.9 million and a second brokered placement of 4.0 million shares for net proceeds (after costs of $2.5 million) of $41.5 million. In addition, the Company received $1.7 million upon the exercise of 769,500 stock options, and $0.5 million upon the exercise of 353,104 share purchase warrants. In 2002, the Company received $9.4 million from private placements of 4.4 million shares, $3.1 million from the exercise of 1,778,000 options and $2.3 million from the exercise of 2,000,487 share purchase warrants.

Cash used in operating activities increased from $0.9 million in 2001 to $1.4 million in 2002 to $2.2 million in 2003 primarily due to increased costs of administration associated with increased exploration and financing activity. The costs associated with mineral exploration and equipment additions also increased in the period from 2001 to 2003 due to a better treasury position providing capital to conduct planned exploration.

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million budget for additional drilling, engineering and construction, and environmental studies. The Company currently has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences (see table below). With continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company will seek to secure debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2004 on project other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, with $0.9 million budgeted on La Bolsa for drilling and assaying, along with some metallurgical work. Drilling is also planned for the Real Viejo/La Dura Project in 2004. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in the first half of 2004, with initial programs expecting to cost less than $500,000. Program results will be evaluated, with follow-up work and expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2003 is as follows:

Commitments Table (payments due by period)
(000's)
                                               1 to 3            4 to 5
                                                years            years
                                          ----------------- ----------------

Property payments (a)                           $ 300            $ 150
Operating lease payments (b)                      150                -
Contingent royalty payments (c)
                                          ----------------- ----------------
                                                $ 450           $  150
                                          ----------------- ----------------

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;
b)   Includes existing leases without extensions;
c) royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock-based compensation, as disclosed in Note 8 to the Financial Statements. Unlike other figures in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the company's share price in the expected hold period (using historical volatility as a reference). The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the writedown charged to operations. A writedown may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Changes in Accounting Policy

Although no new accounting policies were adopted in 2003, beginning with the first quarter of 2004, the Company will determine the value of stock based compensation to employees, and record such compensation in its accounts, in accordance with the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870, on a retroactive basis with a restatement of prior periods.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Three individuals, each an officer or an officer and a director of the Company supply administrative/geological services and legal services to the Company at arm's length rates under existing renewable contracts. Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at March 31, 2004, there were 36,401,841 common shares outstanding.

In 2003, the Company's shareholders adopted its 2003 stock option plan. As at March 31, 2004, there were 2,720,000 stock options outstanding, all of which have vested.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may chose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONFIRMATION OF MAILING

TO: Applicable securities commissions and exchanges

EMAIL:

FROM:

DATE:            23 April, 2004

SUBJECT:         Minefinders Corporation LTD
                 Consolidated Financial Statements

PAGES:           1


--------------------------------------------------------------------------------



The following item was sent prepaid mail on April 22, 2004 to the supplemental shareholder list of the subject company, based on records provided to us by :
Minefinders Corporation Ltd.

1.       Consolidated Financial Statements


Should you have any questions regarding the aforementioned information, please do not hesitate to contact the undersigned.

Sincerely,

Chris Brydon
Benwell Atkins Moore
604-872-232

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS


Reporting Issuer Name:              Minefinders Corporation Ltd.

Participation Fee for the
Financial Year Ending:              December 31, 2003


Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the
U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of
the  issuer's most recent financial year                                            36,121,841

Simple average of the closing
price of that class or series as of the last trading day of each of the months
of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)                   $ 9.20
                                                                                 X
                                                                                 ----------------
Market value of class or series                                                 = $332,320,937.20

                                                                                                              $332,320,937.20
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the
financial year)
                                                                                                                          -
                                                                                                               ------------

Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):                                                                    -
                                                                                                               ------------
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)                                                   -
                                                                                                               ------------

Total  Capitalization  (add  market  value  of  all  classes  and  series  of  equity
securities and market value of debt and preferred shares) (A) + (B) =                                         $332,320,937.20
                                                                                                              ---------------

Total fee payable in accordance with Appendix A of the Rule                                                       $ 25,000.00
                                                                                                                 ------------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)                                                       -
                                                                                                           ----------------

Total Fee Payable                                                                                                 $ 25,000.00
                                                                                                                  ===========

Late Fee, if applicable                                                                                                   -
                                                                                                           ----------------
(please include the calculation pursuant to section 2.9 of the Rule)



2.  Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                           ----------------
Contributed surplus
                                                                                                           ----------------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                           ----------------

Long term debt (including the current portion)
                                                                                                           ----------------
Capital leases (including the current portion)
                                                                                                           ----------------
Minority or non-controlling interest
                                                                                                           ----------------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
                                                                                                           ----------------
Any other item forming part of shareholders' equity and not set out specifically above
                                                                                                           ----------------
Total Capitalization
                                                                                                           ----------------
Total Fee payable pursuant to Appendix A of the Rule
                                                                                                           ----------------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable   x        Number of months remaining in
                             financial year year or elapsed since most recent
                             financial year
                            ----------------------------------------------------
                                                   12
                                                                                                           ----------------
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)
                                                                                                           ----------------
3.  Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule): Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year
                                                                                                           ----------------
Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class
or series of securities were traded in that financial year.                    X
                                                                                                           ----------------
Percentage of the class registered in the name of, or held beneficially by, an Ontario
person                                                                         X
                                                                                                           ----------------
(Repeat the above calculation for each class or series of equity or debt securities of
the reporting issuer)                                                          =
                                                                                                           ----------------
Capitalization (add market value of all classes and series of securities)
                                                                                                           ----------------
Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                           ----------------
Contributed surplus
                                                                                                           ----------------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                           ----------------
Long term debt (including the current portion)
                                                                                                           ----------------
Capital leases (including the current portion)
                                                                                                           ----------------

Minority or non-controlling interest
                                                                                                           ----------------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)

                                                                                                           ----------------
Any other item forming part of shareholders' equity and not set out specifically above
                                                                                                           ----------------
Percentage of the outstanding equity securities registered in the name of, or
held beneficially by, an Ontario person                                        X
                                                                                                           ----------------
Capitalization
                                                                                                           ----------------
Total Fee payable pursuant to Appendix A of the Rule
                                                                                                           ----------------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
                                                                                                           ----------------
Total Fee Payable       x       Number of months remaining in
                                financial year year or elapsed since most recent
                                financial year
                                ------------------------------------------------
                                       12
                                                                                                           ----------------
Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)
                                                                                                           ----------------

                             Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date      April 22, 2004                 By:    /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director